PROTECTIVE LIFE INSURANCE COMPANY
P. O. BOX 2606
BIRMINGHAM, ALABAMA 35202

Section 457 Deferred Compensation Plan
Endorsement

The Contract to which this Endorsement is attached and any statements in the Certificate is modified as of the Effective Date as follows:

1.
This Contract and the Certificates under the Contract were issued to an eligible employer as defined in Section 457 of the Internal Revenue Code. Such employer is the Contract Holder, Participant and Beneficiary. The Annuitant has no vested rights in the Contract or Certificate. The Participant cannot pledge or assign this Contract. This Contract is subject to the rights of the general creditors of the Contract Holder.

2.	If a Certificate is distributed by the Contract Holder, custodian or trustee to the Annuitant, the Annuitant shall become the Participant and no further Annuity Deposits shall be permitted.

3.	Regardless of any other provision of the Contract or this Endorsement,

(a)
the entire interest (value of the annuity) of the Participant or Annuity (whichever is applicable) will be distributed, or commence to be distributed, no later than the first day of April following the calendar year in which the Participant or Annuitant attains age 70 ½ (“Required Beginning Date”), in equal or substantially equal amounts over:

(1)	the life of such Participant or Annuitant, or the lives of such Participant or Annuitant, and his or her designated Beneficiary, or

(2)	a period not extending beyond the life expectancy of such Participant or Annuitant, or the joint and last survivor expectancy of such Participant or Annuitant and his or her designated Beneficiary.

(b)
If the Participant’s or Annuitant’s entire interest is to be distributed in other than a lump sum, the amount to be distributed each year (commencing with the Required Beginning Date and each year thereafter) must be at least an amount equal to the quotient obtained by dividing the Participant’s or Annuitant’s entire interest by the life expectancy of the Participant or Annuitant or joint and last survivor expectancy of the Participant or Annuitant and designated Beneficiary.

(c)
Life expectancy and joint and last survivor expectancy are computed by use of the return multiples contained in Section 1.72-9 of the Income Tax Regulations. For purposes of this computation, the Participant’s or Annuitant’s life expectancy may be recalculated no more frequently than annually, however, the life expectancy of a non-spouse Beneficiary may not be recalculated.

4.	Notwithstanding any other provision of the Contract or this Endorsement,

(a)
If the Participant or Annuitant dies before distribution of his or her interest commences, the Participant’s or Annuitant’s entire interest will be distributed in accordance with one of the following four provisions:

(1)	The Participant’s or Annuitant’s entire interest will be paid within five (5) years after the date of the Participant’s or Annuitant’s death.

(2)
If the Participant’s or Annuitant’s interest is payable to a Beneficiary designated by the Participant or Annuitant and the Participant or Annuitant has not elected (1) above, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated Beneficiary commencing no later than one (1) year after the date of the Participant’s or Annuitant’s death.

(3)
If the designated Beneficiary of the Participant or Annuitant is the Participant’s or Annuitant’s surviving spouse, the spouse may elect within the five year period commencing with the Participant’s or Annuitant’s date of death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which the deceased Participant or Annuitant would have attained age 70 ½.

(b)
For purposes of the above, payments will be calculated by use of the return multiples specified in Section 1.72-9 of the Income Tax Regulations. Life expectancy of a surviving spouse may be recalculated annually. In the case of any other designated Beneficiary, life expectancy will be calculated at the time payment first commences and payments for any 12 consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced.

Form No. FIQA-032

(c)
For purposes of this requirement, any amount paid to a child of the Participant or Annuitant will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

5.
The Contract Holder and the Participant agree that amounts payable under full or partial surrenders from the Contract will not be made available to the Annuitant any earlier than when the Annuitant (1) attains age 70 ½, (2) separates from service with his employer under this Endorsement, or (3) is faced with a with an unforeseeable emergency, as defined by Federal tax laws and regulations.

6.
Protective Life Insurance Company has the limited right to amend this Contract or any Certificates under this Contract at any time without the Contract Holder’s and Participant’s consent to conform the Contract to changes in the Internal Revenue Code or in regulations or rulings of the Internal Revenue Service relating to Section 457 Deferred Compensation Plans, subject to the approval of the insurance regulator of the state in which this Contract was issued. We will promptly provide the Contract Holder and Participant with a copy of any such amendment.

7.	The terms of this Endorsement control over any contrary provision of the Contract. Use of the masculine pronoun herein shall be deemed to refer, as applicable, to the feminine and neuter genders.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary